UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

MICRO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

59500W100

(CUSIP Number)

L. Cecily Hines Vice President, Secretary and Chief Legal Officer ev3 Inc. 4600 Nathan Lane North Plymouth, MN 55442 (763) 398-7000	Scott A. Arenare, Esq. Managing Director and General Counsel Warburg Pincus LLC 466 Lexington Avenue New York, NY 10017 (212) 878-0600	Copies to: Tracy Kimmel, Esq. John Graham, Esq. King & Spalding LLP 1185 Avenue of the Americas New York, New York 10036 (212) 556-2100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59500W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Micro Investment, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,041,578

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 34,041,578

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,041,578

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 70.2%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg, Pincus Equity Partners, L.P. I.R.S. #13-3986317

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,041,578

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 34,041,578

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,041,578

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 70.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus & Co. I.R.S. #13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,041,578

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 34,041,578

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,041,578

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 70.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus LLC I.R.S. #13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,041,578

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 34,041,578

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,041,578

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 70.2%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus Partners LLC I.R.S. # 13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,041,578

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 34,041,578

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,041,578

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 70.2%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ev3 Inc. I.R.S. # 32-0138874

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,041,578

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 34,041,578

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,041,578

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 70.2%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 12 amends the Schedule 13D originally filed on June 5, 2001, as amended by Amendment No. 1, filed on June 21, 2001, as further amended by Amendment No. 2, filed on July 27, 2001, as further amended by Amendment No. 3, filed on September 6, 2002, as further amended by Amendment No. 4, filed on October 2, 2002, as further amended by Amendment No. 5, filed on February 21, 2003, as further amended by Amendment No. 6, filed on September 3, 2003, as further amended by Amendment No. 7, filed on December 8, 2003, as further amended by Amendment No. 8, filed on February 3, 2004, as further amended by Amendment No. 9, filed on June 29, 2004, as further amended by Amendment No. 10, filed on August 19, 2004, as further amended by Amendment No. 11, filed on April 6, 2005 (as so amended, the “Original 13D”), on behalf of ev3 LLC, a Delaware limited liability company (“ev3 LLC”), Micro Investment, LLC, a Delaware limited liability company (“Micro LLC”), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with two affiliated entities, “WPEP”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), Warburg Pincus & Co., a New York general partnership (“WP”), Warburg Pincus Partners LLC, a New York limited liability company (“WPP LLC” and together with WPEP, WP LLC, and WP, the “Warburg Pincus Reporting Persons”), and, with respect to this Amendment No. 12 to the Original 13D, ev3 Inc., a Delaware corporation (“ev3 Inc.”).  This Amendment No. 12 to the Original 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Micro Therapeutics, Inc., a Delaware corporation (the “Company”).  Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Original 13D.  ev3 Inc., Micro LLC and the Warburg Pincus Reporting Persons are hereinafter collectively referred to as the “Reporting Persons.”

On June 21, 2005, ev3 LLC merged with and into ev3 Inc. pursuant to a merger agreement dated as of April 4, 2005 (the “Merger”).  This Amendment No. 12 to the Original 13D (i) adds ev3 Inc. as a “Reporting Person” and (ii) removes ev3 LLC as a “Reporting Person” because ev3 LLC ceased to exist as a separate entity as a result of the Merger.

Item 2.	Identity and Background
Item 2 is hereby amended and restated in its entirety to read as follows:

(a)  This statement is filed by the Reporting Persons. The sole member of Micro LLC is ev3 Inc. The sole general partner of WPEP is WPP LLC. WP is the sole managing member of WPP LLC. WP LLC manages WPEP. The general partners of WP and the members of WP LLC, and their respective business addresses and principal occupations, are set forth on Schedule I hereto.  Schedule II attached hereto sets forth certain additional information with respect to each  director, executive officer and controlling person of ev3 Inc.

(b)  The address of the principal business and principal office of each of Micro LLC and the Warburg Pincus Reporting Persons and those persons listed on Schedule I is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017. The address of the principal business and principal office of ev3 Inc. and those persons listed on Schedule II hereto is c/o ev3 Inc., 4600 Nathan Lane North, Plymouth, Minnesota 55442, other than (i) the Warburg Pincus Reporting Persons and Elizabeth H. Weatherman whose address is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017 and (ii) Richard B. Emmitt whose address is c/o The Vertical Group, L.P., 25 DeForest Avenue, Summit, New Jersey 07091.

(c)  The principal business of ev3 Inc. is that of a corporation formed for the purpose of holding the capital stock and membership interests of its subsidiaries. The principal business of Micro LLC is that of a limited liability company engaged in making venture capital and related investments. The principal business of WPEP is that of making private equity and related investments. The principal business of WPP LLC is acting as sole general partner of WPEP and several other related partnerships. The principal business of WP is acting the managing member of WPP LLC. The principal business of WP LLC is acting as manager of WPEP and several other related partnerships.

(d)  None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Except as otherwise indicated on Schedules I and II hereto, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
The information contained in Item 3 of the Original 13D is hereby amended and supplemented by adding the following paragraphs at the end of the discussion:

On May 26, 2005, pursuant to the terms of the Contribution Agreement, the Contributors contributed 9,704,819 shares of Common Stock (the “Contributed Shares”) to ev3 LLC in exchange for common membership units of ev3 LLC.  ev3 LLC subsequently transferred the Contributed Shares to Micro LLC.

The consideration to be paid for the shares of Common Stock acquired through the Exchange Offer and Merger described in Item 4 below will be authorized but unissued shares of the common stock of ev3 Inc.

Item 4.	Purpose of Transaction
The information contained in Item 4 of the Original 13D is hereby amended and supplemented by adding the following paragraphs at the end of the discussion:
On September 16, 2005, James M. Corbett, ev3 Inc.’s President and Chief Executive Officer, contacted George Wallace and Richard D. Randall, the members of the Company’s special independent committee (the “Special Committee”), on an informal basis to inform them that, as part of ev3 Inc.’s ongoing review of its investment in and relationships with the Company, the ev3 Inc. Board of Directors and members of ev3 Inc.’s senior management team were in the process of evaluating the advantages and disadvantages of making a proposal to the Company to acquire the remaining interests in the Company held by its public stockholders and to request the members of the Special Committee to begin to develop their views of the parameters of a proposal that the members of the Special Committee would find acceptable.

On September 19, 2005, members of ev3 Inc.’s management and its counsel held a teleconference with the members of the Special Committee, the Special Committee’s counsel, and the Company’s counsel.  During this teleconference, ev3 Inc.’s management discussed the factors it was considering in determining whether to make a proposal to the Company.  ev3 also shared with the Special Committee and its counsel its preliminary determination that ev3 preferred to pursue an exchange offer as opposed to a negotiated merger transaction.

On October 7, 2005, ev3 Inc. delivered a private letter to the Board of Directors of the Company (the “Letter”) proposing a transaction (the “Proposal”) in which it would acquire all of the outstanding shares of Common Stock it did not already own through an exchange offer (the “Exchange Offer”) to be made to the Company’s stockholders at a purchase price of $6.91 per share of Common Stock, payable in shares of ev3 Inc. common stock.  The Board of Directors of the Company authorized the Special Committee to evaluate and negotiate the terms of the Proposal.

Between October 7, 2005 and October 9, 2005, ev3 Inc.’s management and the members of the Special Committee engaged in discussions regarding the possible terms of the Proposal.  Based on these discussions (including the Special Committee’s rejection of the exchange ratio implied by ev3’s initial Proposal), ev3 Inc. revised the Proposal to provide for an exchange ratio of 0.45797 of a share of ev3 Inc. common stock for each outstanding share of Common Stock.  During the late evening of October 9, 2005, the Special Committee informed ev3 Inc. that, based on its analysis to date, it intends to recommend acceptance of the Proposal based on this revised exchange ratio, subject to satisfactory due diligence, final agreement regarding the terms of the Exchange Offer and related documentation and receipt of a formal fairness opinion from the Special Committee’s financial advisor.

On October 10, 2005, ev3 Inc. issued a press release publicly announcing the revised Proposal (the “Press Release”).  Copies of the Letter and the Press Release are attached as exhibits to this Amendment No. 12 to the Original 13D and are incorporated herein by reference.

The Exchange Offer will be conditioned on the acceptance of the Exchange Offer by holders of at least two-thirds of the shares of Common Stock not held by ev3 Inc. and its subsidiaries or other affiliates of the Company.  The Proposal was and the Exchange Offer will  be conditioned on the Company having provided the necessary consents and/or waivers under the Company’s current “poison pill” and any applicable state anti-takeover statutes.  Assuming these conditions are satisfied and the Exchange Offer is completed, ev3 Inc. and its subsidiaries would own more than 90% of the outstanding shares of Common Stock and ev3 Inc. would thereafter effect a merger (the “Merger”) of the Company with and into ev3 Inc. or an affiliate of ev3 Inc. on the same terms as the Exchange Offer in accordance with Delaware law. Upon consummation of the Exchange Offer and Merger, the Company would become a wholly owned subsidiary of ev3 Inc.

Item 5.	Interest in Securities of the Issuer
Items 5(a), (b) and (c) are hereby amended and restated in their entirety to read as follows:

(a)           As of October 11, 2005, (i) ev3 Inc. may be deemed to beneficially own 34,041,578 shares of Common Stock, representing 70.2% of the outstanding Common Stock, (ii) Micro LLC may be deemed to beneficially own 34,041,578 shares of Common Stock, representing 70.2% of the outstanding Common Stock, and (iii) the Warburg Pincus Reporting Persons may be deemed to beneficially own 34,041,578 shares of Common Stock, representing 70.2% of the outstanding Common Stock.  The foregoing percentages for ev3 Inc., Micro LLC and the Warburg Pincus Reporting Persons were calculated by dividing (a) the shares of Common Stock each of ev3 Inc., Micro LLC and the Warburg Pincus Reporting Persons may be deemed to beneficially own by (b) the 48,506,527 shares of Common Stock outstanding as of August 15, 2005, as represented by the Company in its Form 10-Q for the quarter ended July 2, 2005.  By reason of their respective relationships with ev3 Inc. and each other, each of the Warburg Pincus Reporting Persons may be deemed under Rule 13d-3 of the Exchange Act to own beneficially all of the shares of Common Stock that ev3 Inc. owns.  By reason of its ownership of Micro LLC, ev3 Inc. may be deemed under Rule 13d-3 of the Exchange Act to own beneficially all of the shares of Common Stock that Micro LLC owns.

(b)           Each of ev3 Inc. and Micro LLC share the power to vote or to direct the vote and to dispose or to direct the disposition of the 34,041,578 shares of Common Stock owned directly by Micro LLC.  Each of the Warburg Pincus Reporting Persons shares with ev3 Inc. the power to vote or to direct the vote and to dispose or to direct the disposition of 34,041,578 shares of Common Stock ev3 Inc. may be deemed to beneficially own.  Each of the Warburg Pincus Reporting Persons shares with the other Warburg Pincus Reporting Persons the power to vote or to direct the vote and to dispose or to direct the disposition of all of the shares of Common Stock it may be deemed to beneficially own.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

(c)           No transactions in the Common Stock were effected during the past sixty days by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule I, Schedule II or in Item 2(d) hereto.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1. Letter from ev3 Inc. to the Board of Directors of Micro Therapeutics, Inc., dated October 7, 2005
Exhibit 2. Press Release of ev3 Inc., dated October 10, 2005

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2005	EV3 INC.

By:	/s/ James M. Corbett
Name: James M. Corbett
Title: President and Chief Executive Officer

Dated: October 11, 2005	MICRO INVESTMENT, LLC
By: ev3 Inc., Managing Member

By:	/s/ James M. Corbett
Name: James M. Corbett
Title: President and Chief Executive Officer

Dated: October 11, 2005	WARBURG, PINCUS EQUITY PARTNERS, L.P.
By:	Warburg Pincus Partners LLC,
its General Partner

By:	Warburg Pincus & Co.,
its Managing Member

By:	/s/ Sean D. Carney
Name: Sean D. Carney
Title: Partner

Dated: October 11, 2005	WARBURG PINCUS & CO.

By:	/s/ Sean D. Carney
Name: Sean D. Carney
Title: Partner

Dated: October 11, 2005	WARBURG PINCUS LLC

	By:		/s/ Sean D. Carney
Name: Sean D. Carney
Title: Member

Dated: October 11, 2005	WARBURG PINCUS PARTNERS LLC
		By:	Warburg Pincus & Co.,
its Managing Member

	By:		/s/ Sean D. Carney
Name: Sean D. Carney
Title: Partner

SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (“WP LLC”). The sole general partner of Warburg, Pincus Equity Partners, L.P. (“WPEP”) is Warburg Pincus Partners LLC (“WPP LLC”), a subsidiary of WP.  WPEP, WPP LLC, WP and WP LLC are hereinafter collectively referred to as the “Warburg Pincus Reporting Persons”.  Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Joel Ackerman	Partner of WP; Member and Managing Director of WP LLC
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC
Gregory Back	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Larry Bettino	Partner of WP; Member and Managing Director of WP LLC
Harold Brown	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
W. Bowman Cutter	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC
Stewart J. Hen	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Vice Chairman of WP LLC

Julie A. Johnson	Partner of WP; Member and Managing Director of WP LLC
Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Sidney Lapidus	Partner of WP; Member and Managing Director of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Philip Mintz	Partner of WP; Member and Managing Director of WP LLC
Rodman W. Moorhead III	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Lionel I. Pincus	Partner of WP; Member and Chairman of WP LLC
Michael F. Profenius	Partner of WP; Member and Managing Director of WP LLC
Stan Raatz	Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht	Partner of WP; Member and Managing Director of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
Mimi Strouse	Partner of WP; Member and Managing Director of WP LLC
Barry Taylor	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein	Partner of WP; Member and Vice Chairman of WP LLC
John R. Vrolyk	Partner of WP; Member and Managing Director of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
David J. Wenstrup	Partner of WP; Member and Managing Director of WP LLC

Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC
Pincus & Company LLC*
NL & Co.**

*                                         New York limited liability company; primary activity is ownership interest in WP and WP LLC

**                                  New York limited partnership; primary activity is ownership interest in WP.

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Joel Ackerman	Member and Managing Director of WP LLC; Partner of WP
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP
Gregory Back	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Larry Bettino	Member and Managing Director of WP LLC, Partner of WP
Harold Brown	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Stephen John Coates (1)	Member and Managing Director of WP LLC
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
W. Bowman Cutter	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Rajiv Ghatalia (2)	Member and Managing Director of WP LLC
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP
Stewart J. Hen	Member and Managing Director of WP LLC; Partner of WP
Sung-Jin Hwang (3)	Member and Managing Director of WP LLC
William H. Janeway	Member and Vice Chairman of WP LLC; Partner of WP
Julie A. Johnson	Member and Managing Director of WP LLC; Partner of WP
Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP

Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Rajesh Khanna (2)	Member and Managing Director of WP LLC
Henry Kressel	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Sidney Lapidus	Member and Managing Director of WP LLC; Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
David Li (4)	Member and Managing Director of WP LLC
Nicholas J. Lowcock (1)	Member and Managing Director of WP LLC
John W. MacIntosh (5)	Member and Managing Director of WP LLC
Philip Mintz	Member and Managing Director of WP LLC; Partner of WP
Rodman W. Moorhead III	Member and Managing Director of WP LLC; Partner of WP
James Neary	Member and Managing Director of WP LLC; Partner of WP
Bilge Ogut (6)	Member and Managing Director of WP LLC
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Lionel I. Pincus	Member and Chairman of WP LLC; Partner of WP
Pulak Chandan Prasad (2)	Member and Managing Director of WP LLC
Michael F. Profenius	Member and Managing Director of WP LLC; Partner of WP
Stan Raatz	Member and Managing Director of WP LLC; Partner of WP
Henry B. Schacht	Member and Managing Director of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (5)	Member and Managing Director of WP LLC
Mimi Strouse	Member and Managing Director of WP LLC; Partner of WP
Chang Q. Sun (4)	Member and Managing Director of WP LLC
Barry Taylor	Member and Managing Director of WP LLC; Partner of WP

Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
John L. Vogelstein	Member and Vice Chairman of WP LLC; Partner of WP
John R. Vrolyk	Member and Managing Director of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
David J. Wenstrup	Member and Managing Director of WP LLC; Partner of WP
Peter Wilson (1)	Member and Managing Director of WP LLC
Jeremy S. Young (1)	Member and Managing Director of WP LLC
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP
Pincus & Company LLC*

(1)   Citizen of United Kingdom

(2)   Citizen of India

(3)   Citizen of Korea

(4)   Citizen of Hong Kong

(5)   Citizen of Canada

(6)   Citizen of Turkey

*  New York limited liability company; primary activity is ownership interest in WP and WP LLC

SCHEDULE II

The name, address, citizenship and present principal occupation or employment of each the directors, executive officers and controlling persons of ev3 Inc. are set forth below.  Unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with ev3 Inc.

Name and Business Address*	Citizenship or Place of Organization	Present Occupation

Warburg, Pincus Equity Partners, L.P. 466 Lexington Avenue New York, New York 10017	Delaware	N/A

Warburg Pincus & Co. 466 Lexington Avenue New York, New York 10017	New York	N/A

Warburg Pincus LLC 466 Lexington Avenue New York, New York 10017	New York	N/A

Warburg Pincus Partners LLC 466 Lexington Avenue New York, New York 10017	New York	N/A

James M. Corbett	U.S.	President and Chief Executive Officer and Director of ev3 Inc.

Patrick D. Spangler	U.S.	Chief Financial Officer and Treasurer

Michael E. Cameron	U.S.	Vice President, Operations

Stacy Enxing Seng	U.S.	President, Cardio Peripheral Division

Pascal E.R. Girin	France	President, International

Gerald B. Gollinger	U.S.	Vice President, Quality and Chief Compliance Officer

L. Cecily Hines	U.S.	Vice President, Secretary and Chief Legal Officer

Gregory Morrison	U.S.	Vice President, Human Resources

Jeffrey J. Peters	U.S.	Vice President, Research and Development, Cardio Peripheral Division and Chief Technology Officer

Thomas C. Wilder III	U.S.	President, Neurovascular Division of ev3 Inc. and President, Chief Executive Officer and Acting Chief Financial Officer of Micro Therapeutics, Inc.

Haywood D. Cochrane	U.S.	Director of ev3 Inc. and Chief Executive Officer of CHD Meridian Corporate Healthcare

Richard B. Emmitt c/o The Vertical Group, L.P. 25 DeForest Avenue Summit, New Jersey 07901	U.S.	Director of ev3 Inc. and Managing Director of The Vertical Group, L.P.

Douglas W. Kohrs	U.S.	Director of ev3 Inc.

Dale A. Spencer	U.S.	Director of ev3 Inc. and Private Investor

Thomas E. Timbie	U.S.	Director of ev3 Inc. and President of Timbie & Company, LLC

Elizabeth H. Weatherman c/o Warburg Pincus LLC 466 Lexington Avenue New York, New York 10017	U.S.	Director of ev3 Inc. and Managing Director of Warburg Pincus LLC

*  Unless otherwise indicated, the business address of these individuals is c/o ev3 Inc., 4600 Nathan Lane North, Plymouth, Minnesota 554402.